SCHEDULE 14A
Proxy Statement Pursuant to Section 14(a)
of the Securities Exchange Act of 1934 (Amendment No. 2)

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Filed by a Party other than the Registrant    [X]

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[X]	Preliminary Proxy Statement
[ ]	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
[ ]	Definitive Proxy Statement
[ ]	Definitive Additional Materials
[ ]	Soliciting Material Pursuant to § 240.14a-12

SANDRIDGE ENERGY, INC.
(Name of Registrant as Specified In Its Charter)

CARL C. ICAHN
ICAHN PARTNERS LP
ICAHN PARTNERS MASTER FUND LP
ICAHN ENTERPRISES G.P. INC.
ICAHN ENTERPRISES HOLDINGS L.P.
IPH GP LLC
ICAHN CAPITAL L.P.
ICAHN ONSHORE LP
ICAHN OFFSHORE LP
BECKTON CORP.
HIGH RIVER LIMITED PARTNERSHIP
HOPPER INVESTMENTS LLC
BARBERRY CORP.
JONATHAN FRATES
NICHOLAS GRAZIANO
JOHN "JACK" LIPINSKI
BOB G. ALEXANDER
RANDOLPH C. READ
JONATHAN CHRISTODORO
NANCY DUNLAP

 (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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[PRELIMINARY PROXY MATERIALS
SUBJECT TO COMPLETION, DATED MAY __, 2018]

2018 ANNUAL MEETING OF SHAREHOLDERS

OF

SANDRIDGE ENERGY, INC.
___________________

PROXY STATEMENT

DATED [________] [___], 2018

OF

CARL C. ICAHN
ICAHN PARTNERS LP
ICAHN PARTNERS MASTER FUND LP
ICAHN ENTERPRISES G.P. INC.
ICAHN ENTERPRISES HOLDINGS L.P.
IPH GP LLC
ICAHN CAPITAL L.P.
ICAHN ONSHORE LP
ICAHN OFFSHORE LP
BECKTON CORP.
HIGH RIVER LIMITED PARTNERSHIP
HOPPER INVESTMENTS LLC
BARBERRY CORP.
JONATHAN FRATES
NICHOLAS GRAZIANO
JOHN "JACK" LIPINSKI
BOB G. ALEXANDER
RANDOLPH C. READ
JONATHAN CHRISTODORO
NANCY DUNLAP

___________________

To Our Fellow SandRidge Shareholders:

This Proxy Statement and the accompanying GOLD proxy card are being furnished to Shareholders ("Shareholders") of SandRidge Energy, Inc., 123 Robert S. Kerr Avenue, Oklahoma City, Oklahoma 73102 ("SandRidge," the "Corporation" or the "Company") in connection with the solicitation of proxies by Carl C. Icahn and the other Participants (as hereinafter defined), to be used at the 2018 Annual Meeting (the "Annual Meeting") of Shareholders of SandRidge which is scheduled to be held at123 Robert S. Kerr Avenue, Oklahoma City, Oklahoma 73102, at 9:00 am, Central Time, on June 19, 2018, and at any adjournments, postponements or continuations thereof. This Proxy Statement and the GOLD proxy card are first being furnished to Shareholders on or about [____] [__], 2018.

Proposal 1 – Election of Directors

At the Annual Meeting, the Participants will seek to elect to the Board of Directors ("Board") of SandRidge the following persons (each a "Nominee" and collectively, the "Nominees"):

JONATHAN FRATES
NICHOLAS GRAZIANO
JOHN "JACK" LIPINSKI
BOB G. ALEXANDER
RANDOLPH C. READ
JONATHAN CHRISTODORO
NANCY DUNLAP

On May 4, 2018, Sandridge filed with the Securities and Exchange Commission (the "SEC") an amended preliminary proxy statement ("Sandridge's Preliminary Proxy Statement") disclosing that the Board will be expanded from five to seven directors with such expansion to be effective immediately prior to the Annual Meeting. In response, we have likewise expanded our slate of nominees from five to seven. Sandridge's expanded slate proposes to elect the five original Sandridge nominees in addition to two of our Nominees. We believe that it is in the best interests of the Company to elect all seven of our Nominees and reaffirm our recommendation that the Shareholders vote for our full seven member slate.

We believe that the Nominees' business experience, as well as their knowledge of operations, investments, corporate finance, mergers and acquisitions and corporate governance, would be extremely beneficial to SandRidge and, therefore, its shareholders. We also believe that each Nominee is a strong shareholder-oriented individual who is well qualified to serve as a member of the Board and will help represent the best interests of the Company's shareholders. Each of our Nominees has consented to being named in this Proxy Statement and, if elected, to serve as a director. If the Nominees are elected, they intend to run – in a fair and timely manner – a formal process to evaluate strategic alternatives, which would include an intention to submit the highest and best offer to a vote of the shareholders. The Icahn Parties currently believe they would, after conducting a due diligence review of the Company, be willing to make an all-cash offer as part of such process.

We have determined to nominate a slate of seven Nominees, Mr. Frates, Mr. Graziano, Mr. Lipinski, Mr. Alexander, Mr. Read, Mr. Christodoro and Ms. Dunlap. As a result, should a Shareholder so authorize us, on the GOLD proxy card, we would cast votes for our seven Nominees.

MR. FRATES, MR. GRAZIANO, MR. LIPINSKI, MR. ALEXANDER, MR. READ, MR. CHRISTODORO, AND MS. DUNLAP ARE EACH COMMITTED TO ACTING IN THE BEST INTEREST OF ALL SHAREHOLDERS OF SANDRIDGE. THE PARTICIPANTS URGE YOU TO VOTE YOUR GOLD PROXY CARD FOR MR. FRATES, MR. GRAZIANO, MR. LIPINSKI, MR. ALEXANDER, MR. READ, MR. CHRISTODORO AND MS. DUNLAP AS DIRECTORS.

Proposal 2 – Ratification and extension of the Poison Pill

The Participants are seeking your proxy for the Annual Meeting to vote against the ratification and extension of the Poison Pill (as hereinafter defined). The Participants believe that the Poison Pill entrenches the Board, is detrimental to shareholder value and is not in the best interests of the Company. In addition, based on the Company's own disclosure, the Participants believe that the principal reason for the adoption of the Poison Pill was to protect the shareholders right to vote on the Merger (as hereinafter defined). Since the Merger Agreement (as hereinafter defined) has been terminated, the Participants believe that the principal reason for the adoption of the Poison Pill no longer exists and therefore the Poison Pill should not be extended. The Participants believe the original Poison Pill was much broader than other shareholder rights plans because it contained ambiguous language which could be triggered upon shareholders "acting in concert", which could interfere with communication between Shareholders.  The Icahn Participants had multiple communications with the Company regarding the Poison Pill wherein the Icahn Participants voiced their general opposition to the Poison Pill and noted their belief that an "acting in concert" provision may be unenforceable under Delaware law.  While the Company did provide some clarifications regarding the intended application and scope of the Poison Pill, the Icahn Participants believed that ambiguity remained and therefore were compelled to threaten litigation to protect the rights of all stockholders.  The Company only amended the Poison Pill to remove the language in question after that lawsuit was threatened. The Company's actions are even more troubling in light of the Company's stated intent to conduct a review of strategic transactions available to the Company. Given the recent experience with the Bonanza Creek acquisition – which was met with such overwhelming opposition from Shareholders that it was terminated before even being put to a Shareholder vote – the Participants have no confidence that the current Board can run an effective strategic transaction process. The Participants intend to vote, and recommend that you vote, "AGAINST" this proposal.

Proposal 4 – Advisory Vote on Compensation of Named Executive Officers

According to SandRidge's definitive proxy statement, filed with the SEC on May 10, 2018 ("SandRidge's Proxy Statement"), the Company will also solicit proxies with respect to a proposal for the Shareholders to approve, on an advisory basis, the compensation of the Named Executive Officers, as disclosed in SandRidge's Proxy

Statement pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the 2017 Summary Compensation Table and the tabular disclosure regarding such compensation and the accompanying narrative disclosure. Please refer to SandRidge's Proxy Statement for a discussion of such proposal. The Participants believe that compensation of the Named Executive Officers is significantly disproportionate to the size and scale of the Company and its operations and compensation paid to executives of peer companies. SandRidge's former chief executive officer's base salary for 2017, after the Company emerged from bankruptcy (which bankruptcy filing occurred under the former chief executive officer's leadership), exceeded the 90th percentile of SandRidge's peer group companies. In addition, the Board made the determination to terminate the former CEO without cause (which resulted in a severance payment obligation) and did so during the two-year period following the Company's emergence from bankruptcy, which resulted in substantially larger "change in control" severance obligation than would have been payable had the Board delayed the termination a matter of months. These decisions resulted in substantial loss of value to the shareholders. The Participants intend to vote, and recommend that you vote, "AGAINST" this proposal.

THE PARTICIPANTS URGE YOU TO VOTE THE GOLD PROXY CARD FOR MR. FRATES, MR. GRAZIANO, MR. LIPINSKI, MR. ALEXANDER, MR. READ, MR. CHRISTODORO AND MS. DUNLAP AS DIRECTORS, AGAINST THE PROPOSAL TO RATIFY AND EXTEND THE SHAREHOLDER RIGHTS PLAN AND AGAINST THE ADVISORY VOTE ON EXECUTIVE COMPENSATION.

The Nominees and each of the other Participants have no interest in SandRidge other than through the beneficial ownership (if any) of shares of Common Stock, $0.001 par value, of SandRidge (the "Common Stock") or other securities (if any) of SandRidge, except as disclosed herein, including the Annexes hereto.

IMPORTANT

According to SandRidge's Proxy Statement and SandRidge's Restated Certificate of Incorporation, the election of the Nominees requires the affirmative vote of a plurality of the shares of Common Stock represented in person or by proxy and entitled to vote at a meeting at which a quorum is present. As a result, your vote is extremely important. We urge you to mark, sign, date, and return the enclosed GOLD proxy card to vote FOR the election of each Nominee.

WE URGE YOU NOT TO SIGN ANY PROXY CARD SENT TO YOU BY SANDRIDGE. IF YOU HAVE ALREADY DONE SO, YOU MAY REVOKE YOUR PROXY BY DELIVERING A LATER-DATED GOLD PROXY CARD IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE, OR BY VOTING IN PERSON AT THE ANNUAL MEETING. SEE "VOTING PROCEDURES" AND "PROXY PROCEDURES" BELOW.

If you attend the Annual Meeting and you beneficially own shares of Common Stock but are not the record owner, your mere attendance at the Annual Meeting WILL NOT be sufficient to vote your shares or cancel your prior given proxy card. You must have written authority from the record owner to vote the shares of Common Stock in its name at the meeting. Contact Harkins Kovler, LLC at the number shown in this Proxy Statement for assistance or if you have any questions.

If you have any questions or require any assistance in executing your proxy, please call:

Harkins Kovler, LLC
Shareholders call toll-free: +1 (844) 218-8384
Banks and Brokerage Firms call: +1 (212) 468-5380
Email: sd@harkinskovler.com

The Proxy Statement, as well as other proxy materials distributed by the Participants, are available free of charge by email request at sd@harkinskovler.com.

Only holders of record of Common Stock as of the close of business on April 20, 2018 (the "Record Date") are entitled to notice of, and to attend and to vote at, the Annual Meeting and any adjournments or postponements thereof. According to SandRidge's Proxy Statement, as of the Record Date there were outstanding 35,402,981 shares of Common Stock. Shareholders of record at the close of business on the Record Date will be entitled to one vote at the Annual Meeting for each share of Common Stock held on the Record Date.

As of April 20, 2018, the Participants beneficially owned an aggregate of 4,818,832 shares of Common Stock, representing approximately 13.61% of the outstanding shares of Common Stock. The Participants intend to vote all such shares of Common Stock which they beneficially own FOR the election of the Nominees, AGAINST the proposal to ratify and extend the Poison Pill and AGAINST the advisory vote on executive compensation.

VOTE FOR THE NOMINEES, AGAINST THE PROPOSAL TO RATIFY AND EXTEND THE POISON PILL AND AGAINST THE ADVISORY VOTE ON EXECUTIVE COMPENSATION BY USING THE ENCLOSED GOLD PROXY TO VOTE TODAY BY MARKING, SIGNING, DATING AND RETURNING THE GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED TO YOU.

Participants in Solicitation of Proxies

In addition to the Nominees (who are Jonathan Frates, Nicholas Graziano, John "Jack" Lipinski, Bob G. Alexander, Randolph C. Read, Jonathan Christodoro and Nancy Dunlap), the participants in the solicitation of proxies (the "Participants") from Shareholders of SandRidge include the following: Carl C. Icahn, a citizen of the United States of America, High River Limited Partnership, a Delaware limited partnership ("High River"), Hopper Investments LLC, a Delaware limited liability company ("Hopper"), Barberry Corp., a Delaware corporation ("Barberry"), Icahn Partners LP, a Delaware limited partnership ("Icahn Partners"), Icahn Partners Master Fund LP, a Delaware limited partnership ("Icahn Master"), Beckton Corp., a Delaware corporation ("Beckton"), Icahn Enterprises G.P. Inc., a Delaware corporation ("Icahn Enterprises GP"), Icahn Enterprises Holdings L.P., a Delaware limited partnership ("Icahn Enterprises Holdings"), IPH GP LLC, a Delaware limited liability company ("IPH"), Icahn Capital LP, a Delaware limited partnership ("Icahn Capital"), Icahn Onshore LP, a Delaware limited partnership ("Icahn Onshore") and Icahn Offshore LP, a Delaware limited partnership ("Icahn Offshore"). The Participants, other than the Nominees, are referred to herein as the "Icahn Participants".

Icahn Partners, Icahn Master and High River (collectively, the "Icahn Parties"), are entities controlled by Mr. Carl C. Icahn. Barberry is the sole member of Hopper, which is the general partner of High River. Icahn Offshore is the general partner of Icahn Master. Icahn Onshore is the general partner of Icahn Partners. Icahn Capital is the general partner of each of Icahn Offshore and Icahn Onshore. Icahn Enterprises Holdings is the sole member of IPH, which is the general partner of Icahn Capital. Beckton is the sole stockholder of Icahn Enterprises GP, which is the general partner of Icahn Enterprises Holdings. Carl C. Icahn is the sole stockholder of each of Barberry and Beckton. As such, Mr. Icahn is in a position indirectly to determine the investment and voting decisions made by each of the Icahn Parties. In addition, Mr. Icahn is the indirect holder of approximately 91.0% of the outstanding depositary units representing limited partnership interests in Icahn Enterprises L.P. ("Icahn Enterprises"). Icahn Enterprises GP is the general partner of Icahn Enterprises, which is the sole limited partner of Icahn Enterprises Holdings.
The Icahn Parties are deemed to beneficially own, in the aggregate, 4,818,832 shares of Common Stock, representing approximately 13.61% of the Corporation's outstanding shares of Common Stock (based upon the 35,402,981 shares of Common Stock stated to be outstanding as of April 20, 2018 in SandRidge's Proxy Statement).
High River has sole voting power and sole dispositive power with regard to 963,767 shares of Common Stock. Each of Hopper, Barberry and Mr. Icahn has shared voting power and shared dispositive power with regard to such shares of Common Stock. Icahn Partners has sole voting power and sole dispositive power with regard to 2,287,095 shares of Common Stock. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such shares of Common Stock. Icahn Master has sole voting power and sole dispositive power with regard to 1,567,970 shares of Common Stock. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such shares of Common Stock.

Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River, may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the "Act") the shares of Common Stock which High River directly beneficially owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such shares of Common Stock for all other purposes. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Master, may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the shares of Common Stock which Icahn Master directly beneficially owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such shares of Common Stock for all other purposes. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners, may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the shares of Common Stock which Icahn Partners directly beneficially owns. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such shares of Common Stock for all other purposes.
The Participants also include Jonathan Frates, Nicholas Graziano, John "Jack" Lipinski, Bob G. Alexander, Randolph C. Read, Jonathan Christodoro, and Ms. Dunlap. Messrs. Frates and Graziano are employees of Icahn Enterprises. From time to time, Messrs. Frates, Graziano, Lipinski, Alexander, Read and Christodoro and Ms. Dunlap have served on the boards of directors of entities in which Mr. Icahn and/or his affiliates have an interest. In such situations where Mr. Icahn does not control such entities, Messrs. Frates, Graziano, Lipinski, Alexander, Read, and Christodoro and Ms. Dunlap receive customary director compensation from such entities (which may include cash fees, equity awards, reimbursement of travel expenses, indemnification and the like). Messrs. Frates, Graziano, Lipinski, Alexander, Read, and Christodoro and Ms. Dunlap do not own beneficially any shares of Common Stock. Messrs. Lipinski, Alexander, Read and Christodoro and Ms. Dunlap are each party to a Nominee Agreement attached hereto as Annex B (each a "Nominee Agreement") pursuant to which an affiliate of Mr. Icahn has agreed to pay $10,000 to such Nominee if he or she is not elected to the Board, and has agreed to indemnify such Nominee with respect to certain costs incurred in connection with the proxy contest related to the Annual Meeting. Messrs. Frates, Graziano, Lipinski, Alexander, Read and Christodoro and Ms. Dunlap will not otherwise receive any special compensation in connection with the solicitations of proxies from stockholders of the Corporation.
Each of Mr. Christodoro and Mr. Read has been nominated by the Icahn Participants for election to the board of directors of Xerox Corporation ("Xerox") in connection with a proxy contest being conducted by the Icahn Participants. In connection therewith, each of Mr. Christodoro and Mr. Read is party to an agreement substantially similar to the Nominee Agreement.  Pursuant to a settlement agreement with Xerox, which expired on May 3, 2018 and has no further force or effect, each of Mr. Graziano and Mr. Read was to be appointed as a member of the board of directors of Xerox.

Ms. Dunlap is the beneficiary of a trust which holds an interest in East Beach Partners, LLC, which holds a royalty interest that was acquired from North Park Royalty, LLC in June 2016. The trust is a 50% owner of approximately 1.5% of the such royalty interest. The royalty interest was conveyed to East Beach Partners, LLC in June 2016 and is administered by SandRidge E&P LLC.
Annex A attached hereto sets forth, as to the Participants (including the Nominees), all transactions in securities of SandRidge effected during the past two years and their beneficial ownership of securities of SandRidge.
With respect to each Participant (including the Nominees), except as set forth herein or in any of the Annexes attached hereto, (i) such Participant is not, nor was within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of SandRidge, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; and (ii) neither such Participant nor any of such Participant's associates have any arrangement or understanding with any person with respect to (A) any future employment by SandRidge or its affiliates or (B) any future transactions to which SandRidge or any of its affiliates will or may be a party.

BACKGROUND TO THE SOLICITATION

Between October 18, 2017 and November 22, 2017, the Participants purchased an aggregate of 4,818,832 Shares in open market purchases (as more fully described on Annex I hereto).

On November 14, 2017, the Company entered into an Agreement and Plan of Merger, by and among the Company, Brook Merger Sub, Inc. and Bonanza Creek Energy, Inc. ("Bonanza Creek"), dated as of November 14, 2017 (the "Merger Agreement"), pursuant to which the Company would acquire Bonanza Creek through a merger of a wholly owned subsidiary of the Company with and into Bonanza Creek (the "Merger").

On November 22, 2017, the Participants filed a Schedule 13D with the SEC (the "Initial Schedule 13D" and, as amended from time to time, the "Schedule 13D") disclosing that they beneficially owned, in the aggregate, 4,818,832 Shares, representing approximately 13.51% of SandRidge's outstanding Shares outstanding as of November 14, 2017 based upon the 35,665,907 Shares outstanding as disclosed in the Merger Agreement, filed with the SEC on November 15, 2017 as Exhibit 2.1 to the Company's Current Report on Form 8-K). In the Initial Schedule 13D, the Icahn Participants disclosed their strong opposition to the Merger and their intention to vote against the proposed issuance of shares of Common Stock to Bonanza Creek stockholders in connection with the Merger (the "Share Issuance"). The Icahn Participants also disclosed their intention to meet or have discussions with the Board and management regarding the Merger and the Board's rationale for entering into the Merger Agreement.

On November 26, 2017, SandRidge entered into a Stockholder Rights Agreement with American Stock Transfer & Trust Company, LLC (as amended by the First Amendment to the Stockholder Rights Agreement dated January 22, 2018, the "Poison Pill")

On November 30, 2017, the Icahn Participants delivered a letter to the Board that reiterated their strong opposition to the proposed Merger because of its dilutive impact on the Company's stockholders and the Icahn Participants' view that the purchase price significantly overvalued Bonanza Creek and that the transaction would therefore destroy SandRidge stockholder value. In the letter, the Icahn Participants also stated their vehement objection to the adoption of the Poison Pill, which they believed could unduly limit their ability to communicate with other stockholders of the Company regarding the Merger and the Share Issuance and contained provisions that were overly-broad, ambiguous and, potentially, unenforceable. The Icahn Participants also requested that the Board respond to several questions regarding the parameters of the Poison Pill, including as to their ability, without triggering the Poison Pill, to (i) discuss their opposition to the Merger with other SandRidge stockholders, (ii) solicit proxies from other stockholders of the Company to vote against the Share Issuance, (iii) seek to call, contact other stockholders of SandRidge about calling, or join other stockholders of SandRidge in calling, a special meeting of stockholders of SandRidge, and (iv) solicit proxies to remove members of the Board.

On December 1, 2017, the Icahn Participants delivered a demand, pursuant to Section 220 of the Delaware General Corporation Law, to SandRidge requesting access to certain of its books and records, including books and records relating to senior management compensation, the Share Issuance, the Merger, and the Poison Pill.

On December 8, 2017, counsel to SandRidge responded in two separate communications to the November 30 and December 1 letters from the Participants. The Icahn Participants believed that the response to their November 30 letter did not provide the requested clarity on the terms of the Poison Pill. Accordingly, on December 9, 2017, counsel to the Icahn Participants responded to the December 8 letter from counsel to SandRidge seeking further clarification regarding the terms and application of the Poison Pill. In its response to the December 1 letter, counsel to SandRidge informed the Icahn Participants that although the Company did not believe the Icahn Participants were entitled to inspect the requested books and records under Delaware law, the Company would voluntarily make certain documents available subject to the execution of a mutually acceptable confidentiality agreement.

On December 11, 2017, the Company issued a letter to stockholders explaining the Company's strategic rationale for the Merger. Also on December 11, 2017, SandRidge and Bonanza Creek filed a preliminary joint proxy statement and registration statement on Form S-4 with the SEC (the "Merger Proxy Statement") seeking, among other things, SandRidge stockholder approval of the Share Issuance in accordance with the requirements of the rules of the New York Stock Exchange ("NYSE").

On December 12, 2017, counsel to SandRidge responded to the December 9 letter from counsel to the Icahn Participants. The response letter confirmed that, subject to compliance by the Participants with certain laws and the Company's constituent documents, none of the actions outlined in the Icahn Participants' November 30 letter would trigger the Poison Pill.

On December 15, 2017, the Icahn Participants filed a preliminary proxy statement with the SEC soliciting SandRidge's stockholders' proxy to vote against the Share Issuance.

During the week of December 18, 2017, James D. Bennett, the then-President and Chief Executive Officer of the Company, and John V. Genova, the then-Chairman of the Board, met with Mr. Icahn to discuss the Merger and the Company generally, during which meeting Mr. Icahn once again expressed his strong opposition to the Merger.

On December 28, 2017, SandRidge and Bonanza Creek entered into a Termination Agreement, pursuant to which they mutually agreed to terminate the Merger Agreement.

On January 3, 2018, the Company requested the withdrawal of the Merger Proxy Statement. Also on January 3, 2018, Mr. Icahn and Mr. Bennett discussed among other things, concerns of the Participants regarding the current composition of the Board and the need for stockholder representation thereon. The next day, representatives of the Icahn Participants spoke with representatives of MacKenzie Partners regarding a meeting between Mr. Icahn and the independent directors of the Board.

On January 5, 2018, Mr. Genova delivered a letter to Mr. Icahn acknowledging Mr. Icahn's concerns and advising that the independent directors of the Board would discuss such concerns with Mr. Icahn during the upcoming meeting.

On January 9, 2018, the Icahn Participants delivered a letter to the Board calling for, among other things, the termination of the Poison Pill and the resignation of two of the five members of the Board and the replacement of such directors with two stockholder designated directors, including one director designated by the Participants. Later that day, the Company issued a press release responding to the Icahn Participants' letter.

On January 17, 2018, Mr. Icahn met with the independent directors of the Board to discuss his concerns and the Company's future objectives, alternatives and strategies. Mr. Icahn also expressed his view that James D. Bennett should be terminated from his position as President and Chief Executive Officer of the Company.

On January 23, 2018, SandRidge issued a letter to stockholders stating that the Board rejected the proposals made by the Icahn Participants in their letter of January 9. In this letter, the Board also announced an amendment to the Poison Pill pursuant to which the trigger threshold would be increased to 15% and the "acting in concert" language would be deleted.

On February 7, 2018, the Company confirmed via press release that it received an unsolicited proposal from Midstates Petroleum Company ("Midstates") to acquire the Company in an all-stock transaction. The same day, Mr. Icahn spoke with Mr. Geneva and Philip Warman, Executive Vice President and General Counsel of the Company, regarding Mr. Icahn's views of the proposal from Midstates.

On February 8, 2018, the Company announced that James D. Bennett was terminated from his position as President and Chief Executive Officer of the Company, effective February 8, 2018 and that Julian Bott would be terminated from his position as Chief Financial Officer of the Company following a transition period that would end at the close of business on the day the Company filed the Company's 10-K for the fiscal year ended December 31, 2017. The Company appointed William M. Griffin, Jr. as the interim President and Chief Executive Officer and Michael A. Johnson as the interim Chief Financial Officer.

On February 12, 2018, legal counsel representing the Icahn Participants spoke with the Company regarding the termination of Mr. Bennett and expressed the view that the Company should explore whether the Company had grounds to terminate his employment for cause.

On March 10, 2018, Mr. Bennett tendered his resignation from the Board. The same day, the Company announced the appointment of Sylvia K. Barnes as a new director of the Company.

On March 18, 2018, a representative of the Icahn Participants spoke with a representative of the Company regarding the Icahn Participants' view of the proposal from Midstates.

On March 19, 2018, the Company announced that it would undertake a formal process to evaluate strategic alternatives.

On March 20, 2018, Mr. Icahn and representatives of the Icahn Participants spoke with Mr. Griffin and representatives of the Company regarding the Company's ongoing review of strategic alternatives.

Between March 20, 2018 and April 4, 2018, representatives of the Icahn Participants and representatives of the Company engaged in continued discussions including regarding the potential addition of new directors to the Board.

On April 4, 2018, the Icahn Participants informed the Company that they intended to nominate a full slate of candidates for election to the Board at the Annual Meeting that would publicly commit to run – in a fair and timely manner – its own formal process to evaluate strategic alternatives, which would include a commitment to submit the highest and best offer to a vote of the Company's stockholders.

On April 9, 2018, the Company issued a press release in response to the Icahn Participants' announcement that they intended to nominate a full slate of candidates.

On April 13, 2018, the Participants delivered a nomination notice pursuant to the Company's Bylaws notifying the Company of their intention to nominate the original Nominees to the Board at the Annual Meeting.

On April 18, 2018, Mr. Icahn spoke with representatives of the Company, during which conversation representatives of the Company requested an opportunity to have the Company's Nominating and Governance Committee interview the Nominees. Mr. Icahn stated that he would take the matter under advisement but reiterated that, regardless of his decision, he continued to believe that the entire Board should be replaced. Mr. Icahn subsequently expressed his amenability to having the Nominees interviewed by the Company's Nominating and Governance Committee

Also on April 18, 2018, the Icahn Participants provided a draft confidentiality agreement to representatives of the Company with respect to the Icahn Participants' potential participation in the Company's strategic alternatives process. To date, the Icahn Participants have not been able to come to a meeting of the minds with the Company as to a final execution version of this agreement.

On April 23, 2018, the Icahn Participants delivered a demand, pursuant to Section 220 of the Delaware General Corporation Law, to SandRidge requesting access to certain stocklist materials of the Company.

On May 4, 2018, the Company publicly announced the Board's decision to expand the slate of directors to be elected at the Annual Meeting from five to seven. The Board proposed to elect two of our Nominees in addition to the original Company slate.

On May 11, 2018, the Participants delivered an updated nomination notice pursuant to the Company's Bylaws notifying the Company of their intention to nominate two additional nominees in order to nominate a full slate of candidates.

PROPOSAL 1 -- ELECTION OF DIRECTORS

Section 2.9 of the Bylaws of SandRidge (the "Bylaws") provides that nominations of persons for election to the Board may be made "…by any shareholder of the Corporation who (i) was a stockholder of record at the time of giving of notice provided for in theses Bylaws and at the time of the annual meeting, (ii) is entitled to vote at the meeting and (iii) complies with the notice procedures set forth in these Bylaws as to such business or nomination." On April 13, 2018, High River, a record holder of Common Stock, delivered timely notice (the "Nomination Notice") in accordance with Section 2.9 of the Bylaws and otherwise in accordance with the Bylaws, notifying SandRidge that High River intended to nominate and would seek to elect at the Annual Meeting each of Jonathan Frates, Nicholas Graziano, John "Jack" Lipinski, Bob G. Alexander and Randolph C. Read to the Board. On May 11, 2018, High River delivered a timely update to the Nomination Notice in response to the Board's public announcement that the Board would be expanded from five to seven directors. Each Nominee, if elected, would serve a one-year term and until a successor has been duly elected and qualified. Background information about each of the Nominees is set forth below and in the Annexes attached hereto.

Based on publicly available information, the Board currently consists of five directors each with the term of office expiring at the Annual Meeting. According to SandRidge's Proxy Statement, the Board intends to nominate seven candidates for election as directors at the Annual Meeting. This Proxy Statement is soliciting proxies to elect Jonathan Frates, Nicholas Graziano, John "Jack" Lipinski, Bob G. Alexander, Randolph C. Read, Jonathan Christodoro and Nancy Dunlap. Therefore, should a Shareholder so authorize us, we will cast votes for our seven Nominees.

Mr. Icahn has an interest in the election of directors at the Annual Meeting indirectly through the beneficial ownership of securities, as further described in Annex A. Mr. Lipinski, Mr. Alexander, Mr. Read, Mr. Christodoro and Ms. Dunlap are each a party to a Nominee Agreement. Except as disclosed in this Proxy Statement, including the Annexes attached hereto, none of the Nominees will receive any compensation from any of the Participants or any of their affiliates in connection with this proxy solicitation.

Each of the Nominees would be considered independent under the independence requirements of the New York Stock Exchange and the independence standards applicable to SandRidge under paragraph (a)(1) of Item 407 of Regulation S-K under the Act.

We believe that the Nominees' business experiences (as described below), as well as their knowledge of operations, investments, corporate finance, mergers and acquisitions, corporate governance and the energy industry, will enhance the business expertise and leadership of the Board. We also believe that each Nominee is a strong stockholder-oriented individual who is well qualified to serve as a member of the Board and will help represent the best interests of the Company's stockholders including by effectively leading the Company in a fair and timely formal process to evaluate strategic alternatives for the Company.

MR. JONATHAN FRATES, age 35

Mr. Frates has been a Portfolio Company Associate at Icahn Enterprises L.P., a diversified holding company engaged in a variety of businesses, including investment, automotive, energy, gaming, railcar, food packaging, metals, mining, real estate and home fashion, since November 2015. Prior to joining Icahn Enterprises, Mr. Frates served as a Senior Business Analyst at First Acceptance Corp. and as an Associate at its holding company, Diamond A Ford Corp. Mr. Frates began his career as an Investment Banking Analyst at Wachovia Securities LLC. Mr. Frates has served as a director of: Ferrous Resources Limited, an iron ore mining company with operations in Brazil, since December 2016; CVR Partners LP, a nitrogen fertilizer company, since April 2016; American Railcar Industries, Inc., a railcar manufacturing company, since March 2016; Viskase Companies, Inc., a meat casing company, since March 2016; CVR Energy, Inc., a diversified holding company primarily engaged in petroleum refining and nitrogen fertilizer production, since March 2016; and CVR Refining, L.P., an independent downstream energy limited partnership, since March 2016. Ferrous Resources, American Railcar Industries, Viskase Companies, CVR Energy, CVR Refining and CVR Partners are each indirectly controlled by Carl C. Icahn. Mr. Frates received a BBA from Southern Methodist University and an MBA from Columbia Business School.

Mr. Frates is employed, and therefore compensated, by entities affiliated with Carl C. Icahn, but his compensation is not tied, directly or indirectly, to the performance of any specific securities. Mr. Frates serves in an at-will capacity, for which he receives a base salary and an annual discretionary cash bonus and is entitled to participate in certain benefit programs and plans of Icahn Enterprises. In addition, pursuant to the limited partnership agreement of Icahn Enterprises (filed as Exhibit 3.1 to Icahn Enterprises' Form 10-Q for the quarterly period ended June 30, 2016, filed with the Securities and Exchange Commission on August 4, 2016), Mr. Frates is entitled to indemnification for certain losses and expenses incurred in connection with proxy contests and service as a director on boards of directors of companies in which Icahn Enterprises or its affiliates have an interest (including the proxy contest relating to the Annual Meeting and any service as a director on the Board).

MR. NICHOLAS GRAZIANO, age 46

Mr. Graziano has served as Portfolio Manager of Icahn Capital, the entity through which Carl C. Icahn manages investment funds, since February 2018. Mr. Graziano was previously the Founding Partner and Chief Investment Officer of the hedge fund Venetus Partners LP, where he was responsible for portfolio and risk management, along with day-to-day firm management, from June 2015 to August 2017. Prior to founding Venetus, Mr. Graziano was a Partner and Senior Managing Director at the hedge fund Corvex Management LP from December 2010 to March 2015. At Corvex, Mr. Graziano played a key role in investment management and analysis, hiring and training of analysts and risk management. Prior to Corvex, Mr. Graziano was a Portfolio Manager at the hedge fund Omega Advisors, Inc., where he managed a proprietary equity portfolio and made investment recommendations, from September 2009 until December 2010. Before Omega, Mr. Graziano served as a Managing Director and Head of Special Situations Equity at the hedge fund Sandell Asset Management, where he helped build and lead the special situations team responsible for managing a portfolio of concentrated equity and activist investments, from July 2006 to July 2009. Mr. Graziano previously served on the Board of Directors of each of: Fair Isaac Corporation (FICO) from February 2008 to May 2013; WCI Communities Inc. from August 2007 to August 2009; and InfoSpace Inc. from May 2007 to October 2008. Sandell Asset Management had non−controlling interests in FICO and InfoSpace through the ownership of securities. Mr. Graziano completed a five-year undergraduate/MBA program at Duke University earning a BA in Economics and an MBA from The Fuqua School of Business.

Mr. Graziano is employed, and therefore compensated, by entities affiliated with Carl C. Icahn. Mr. Graziano entered into an employment agreement with an affiliate of Mr. Icahn on February 14, 2018 (the "Graziano Employment Agreement"), pursuant to which Mr. Graziano is employed by Icahn Capital LP. The term of the Graziano Employment Agreement commenced on February 14, 2018 and ends on February 12, 2021, unless earlier terminated under the terms thereof. Pursuant to the Graziano Employment Agreement, Mr. Graziano is not entitled to any base salary or bonus, but under certain circumstances Mr. Graziano will be eligible to receive a one-time profit sharing payment equal to the sum of a specified percentage of net investment gains over a specified hurdle for certain investments held by affiliates of Icahn Capital LP, which such investments do not include the Company or the Shares. Under the Graziano Employment Agreement, Mr. Graziano is also entitled to participate in certain benefit programs and plans of Icahn Enterprises. He is also subject to certain confidentiality, non-solicit and non-compete obligations thereunder. Pursuant to the limited partnership agreement of Icahn Enterprises (filed as Exhibit 3.1 to Icahn Enterprises' Form 10-Q for the quarterly period ended June 30, 2016, filed with the Securities and Exchange Commission on August 4, 2016), Mr. Graziano is entitled to indemnification for certain losses and expenses incurred in connection with proxy contests and service as a director on boards of directors of companies in which Icahn Enterprises or its affiliates have an interest (including the proxy contest relating to the Annual Meeting and any service as a director on the Board).

MR. JOHN "JACK" LIPINSKI, age 67

Mr. Lipinski served as Chief Executive Officer and President and a Director of CVR Energy, Inc. ("CVR Energy") from 2007 to 2017, as well as Chief Executive Officer and President and a Director of the general partner of CVR Refining, L.P. from its inception in 2012 until 2017 and Executive Chairman of the general partner of CVR Partners, L.P. from 2011 to 2017. CVR Energy is a diversified holding company primarily engaged in the petroleum refining and nitrogen fertilizer manufacturing industries through its holdings in CVR Refining and CVR Partners. Prior to the formation of CVR Energy, Mr. Lipinski served as Chief Executive Officer and President of Coffeyville Resources, LLC from 2005 to 2007. Mr. Lipinski has more than 40 years of experience in the petroleum refining and nitrogen fertilizer industries. He began his career with Texaco, Inc. In 1985, Mr. Lipinski joined The Coastal Corporation, eventually serving as Vice President of Refining with overall responsibility for Coastal's refining and petrochemical operations. Upon the merger of Coastal with El Paso Corporation in 2001, Mr. Lipinski was promoted to Executive Vice President of Refining and Chemicals, where he was responsible for all refining, petrochemical, nitrogen-based chemical processing and lubricant operations, as well as the corporate engineering and construction group. He left El Paso in 2002 and became an independent management consultant. In 2004, Mr. Lipinski became a Managing Director and Partner of Prudentia Energy, an advisory and management firm. Mr. Lipinski has served on the board of directors of Cheniere Energy, Inc. since 2017. Mr. Lipinski previously served on the board of directors of Chesapeake Energy Corporation, an oil and gas exploration and production company from 2014 until 2016. CVR Energy, CVR Refining and CVR Partners are each indirectly controlled by Carl C. Icahn. Mr. Icahn also has or previously had non-controlling interests in each of Cheniere and Chesapeake. Mr. Lipinski graduated from Stevens Institute of Technology with a B.E. in Chemical Engineering. He received a J.D. from Rutgers University School of Law.

MR. BOB G. ALEXANDER, age 84

Mr. Alexander has served as a director of CVR Energy, Inc. since May 2012. Mr. Alexander has served as a director of TransAtlantic Petroleum Corp., an international exploration and production company doing business in Turkey, Poland, Bulgaria and Romania, since June 2010, and Seventy Seven Energy Inc., a diversified oilfield services company, since June 2014. Mr. Alexander previously served on the board of directors of Chesapeake Energy Corporation, an oil and gas exploration and production company, from June 2012 until June 2014. Mr. Alexander, a founder of Alexander Energy Corporation, served as Chairman of the Board, President and Chief Executive Officer of Alexander Energy from 1980 to 1996. Alexander Energy merged with National Energy Group, Inc., an oil and gas property management company, in 1996 and Mr. Alexander served as President and Chief Executive Officer from 1998 to 2006. From 1976 to 1980, Mr. Alexander served as Vice President and General Manager of the Northern Division of Reserve Oil, Inc. and President of Basin Drilling Corporation, both subsidiaries of Reserve Oil and Gas Company of Denver, Colorado. Mr. Alexander has served on numerous committees with the Independent Petroleum Association of America, the Oklahoma Independent Petroleum Association and the State of Oklahoma Energy Commission. CVR Energy is indirectly controlled by Carl C. Icahn, and National Energy Group was previously indirectly controlled by Carl C. Icahn. Mr. Icahn also previously had non-controlling interests in each of Chesapeake and Seventy Seven Energy. Mr. Alexander received a Bachelor of Science degree in Geological Engineering from the University of Oklahoma.

MR. RANDOLPH C. READ, age 65

Randolph C. Read has been president and chief executive officer of Nevada Strategic Credit Investments, LLC, an investment fund, since 2009. Mr. Read has served as an independent director of New York REIT, Inc., a publicly traded real estate investment trust, since December 2014, including as non-executive chairman of its board of directors since June 2015. Mr. Read has served as an independent director of Business Development Corporation of America, a business development company, since December 2014. Mr. Read also served as an independent director of Business Development Corporation of America II from December 2014 until its liquidation and dissolution in December 2015. Mr. Read served as the non-executive chairman of the board of directors of Healthcare Trust, Inc., a real estate investment trust, from February 2015 through October 2016. Mr. Read previously served on a number of public and private company boards. Mr. Read is admitted as a Certified Public Accountant and has a B.S. from Tulane University and an M.B.A. in Finance from the Wharton Graduate School of the University of Pennsylvania. After graduating from Wharton, Mr. Read started his career in the finance department of Atlantic Richfield Company (ARCO), where he raised capital to finance exploration and production in the Alaskan North Slope region and worked on the acquisition of Anaconda Copper. Mr. Read was also at one time the President of C&S Oil and Gas Company, Inc., a private oil and gas company operating primarily in the southwest United States.

JONATHAN CHRISTODORO, age 42

Jonathan Christodoro is currently a private investor. Mr. Christodoro served as a Managing Director of Icahn Capital LP, the entity through which Carl C. Icahn manages investment funds, from July 2012 to February 2017. Mr. Christodoro was responsible for identifying, analyzing and monitoring investment opportunities and portfolio companies for Icahn Capital. Prior to joining Icahn Capital, Mr. Christodoro served in various investment and research roles at P2 Capital Partners, LLC, Prentice Capital Management, LP and S.A.C. Capital Advisors, LP. Mr. Christodoro began his career as an investment banking analyst at Morgan Stanley, where he focused on merger and acquisition transactions across a variety of industries. Mr. Christodoro has been a director of: PayPal Holdings, Inc., a technology platform company that enables digital and mobile payments worldwide, since July 2015; Lyft, Inc., a mobile ride-sharing application, since May 2015; Enzon Pharmaceuticals, Inc., a biotechnology company, since October 2013 (and has been Chairman of the Board of Enzon since November 2013); and Herbalife Ltd., a nutrition company, since April 2013. Mr. Christodoro was previously a director of: Xerox Corporation, a provider of document management solutions, from June 2016 to December 2017; Cheniere Energy, Inc., a developer of natural gas liquefaction and export facilities and related pipelines, from August 2015 to August 2017; American Railcar Industries, Inc., a railcar manufacturing company, from June 2015 to February 2017; Hologic, Inc., a supplier of diagnostic, medical imaging and surgical products, from December 2013 to March 2016; eBay Inc., a global commerce and payments company, from March 2015 to July 2015; and Talisman Energy Inc., an independent oil and gas exploration and production company, from December 2013 to May 2015. American Railcar Industries is indirectly controlled by Carl C. Icahn. Mr. Icahn has or previously had non−controlling interests in each of Xerox, PayPal, eBay, Lyft, Cheniere, Hologic, Talisman, Enzon and Herbalife through the ownership of securities. Mr. Christodoro received an M.B.A from the University of Pennsylvania's Wharton School of Business with Distinction, majoring in Finance and Entrepreneurial Management. Mr. Christodoro received a B.S. in Applied Economics and Management Magna Cum Laude with Honors Distinction in Research from Cornell University. Mr. Christodoro also served in the United States Marine Corps.

NANCY DUNLAP, age 65

Nancy Dunlap serves as the private counsel and head of the private family office of former New Jersey Governor and United States Senator Jon S. Corzine. Since 1999, Nancy has overseen all personal investment and legal affairs of the Corzine Family Office. As the chair of the Corzine Family Office, Nancy has been responsible for all diligence, analysis and oversight of investment decisions ranging from hedge fund, commercial real estate, and direct private equity and debt investments. Nancy has also been responsible for the corporate and other relationships with financial firms, advisors, and public and private agencies that provide financial and other advisory services to the family office and its investment entities. As head of Mr. Corzine's private family office, Nancy also serves as a Trustee of the Jon J. Corzine Trust and as Director of the Jon S. Corzine Foundation; her duties include the oversight and management of the administrative and investment staff in the family officer, foundation, and related investments. From 2001 to 2010 during Mr. Corzine's tenure as U.S. Senator from New Jersey and as the Governor of New Jersey, Nancy was also responsible for overseeing the financial activities of one senate and two gubernatorial campaigns. Prior to joining Corzine, Nancy was Of Counsel for Nadborny & Brinberg, LLP a New York-based law firm where she has focused on commercial real estate and related corporate finance transactions. From 1992 to 1996, Nancy served as an associate and counsel for Euro Investors Property Inc., a real estate consulting firm, where she provided real estate investment identification, analysis, and portfolio management services for real estate ventures. Nancy was previously a director of Equita Sim a private investment bank headquartered in Milan, Italy from November 2010 to September 2015. Nancy was also previously a director of Amp Electric Vehicles from March 2010 to September 2012. Nancy received a Juris Doctor from St. John's University School of Law and a Bachelor of Arts from University of Denver.

WE STRONGLY URGE YOU TO VOTE FOR THE ELECTION OF MR. FRATES, MR. GRAZIANO, MR. LIPINSKI, MR. ALEXANDER, MR. READ, MR. CHRISTODORO AND MS. DUNLAP BY MARKING, SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE PAID ENVELOPE PROVIDED TO YOU WITH THIS PROXY STATEMENT. IF YOU HAVE SIGNED THE GOLD PROXY CARD AND NO MARKING IS MADE, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE ALL THE SHARES OF COMMON STOCK REPRESENTED BY THE GOLD PROXY CARD FOR THE ELECTION OF MR. FRATES, MR. GRAZIANO, MR. LIPINSKI, MR. ALEXANDER, MR. READ, MR. CHRISTODORO AND MS. DUNLAP.

If the Participants are successful in electing at least four (4) of the Nominees at the Annual Meeting, then a "change in control" of the Board may be deemed to have occurred. Based on a review of the Company's publicly available documents, such a change in control would trigger certain provisions under certain of the Company's plans and agreements, including the acceleration of vesting under the Company's 2016 Omnibus Incentive Plan and certain restricted stock and performance unit awards granted under such plan, and the payment of severance under certain employment agreements to certain executive officers if a qualifying termination of employment occurs within two years following the change in control. A more detailed summary of the implications of a change in control can be found in the Company's Proxy Statement. While the Participants have no knowledge that the information contained in the Company's Proxy Statement is inaccurate, the Participants are not in a position to verify such information. While a change in control may trigger accelerated vesting and potential severance payments, the Participants believe any potential effects from such a change in control would be outweighed by the overwhelming benefits from an improved Board that consists of the Nominees. Additionally many of the implicated provisions of the employment agreements are "double-trigger" provisions, meaning that a change in control in and of itself would not trigger any immediate payments, but rather there would also need to be a qualifying termination of the applicable individual within the specified period.
If the Nominees are elected, they intend to run – in a fair and timely manner – a formal process to evaluate strategic alternatives, which would include an intention to submit the highest and best offer to a vote of the shareholders. The Icahn Parties currently believe they would, after conducting a due diligence review of the Company, be willing to make an all-cash offer as part of such process.

OTHER MATTERS TO BE CONSIDERED AT THE ANNUAL MEETING

According to SandRidge's Proxy Statement, SandRidge is soliciting proxies with respect to three other proposals. Please refer to SandRidge's Proxy Statement for a detailed discussion of these proposals, including various arguments in favor of and against such proposals. In addition, these proposals are outlined below. IF YOU HAVE SIGNED THE GOLD PROXY CARD AND NO MARKING IS MADE, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE ALL OF THE SHARES OF COMMON STOCK REPRESENTED BY YOUR GOLD PROXY CARD AGAINST PROPOSAL 2, FOR PROPOSAL 3, AND AGAINST PROPOSAL 4 LISTED BELOW.

PROPOSAL 2 –	RATIFICATION AND EXTENSION OF THE POISON PILL

According to SandRidge's Proxy Statement, the Company will also solicit proxies with respect to a proposal for the Shareholders to ratify and extend the Poison Pill until November 26, 2018. The Participants intend to vote, and recommend that you vote,  "AGAINST' this proposal.  The Participants believe that the Poison Pill entrenches the Board, is detrimental to shareholder value and is not in the best interests of the Company. In addition, based on the Company's own disclosure, the Participants believe that the principal reason for the adoption of the Poison Pill was to protect the shareholders right to vote on the Merger (as hereinafter defined). Since the Merger Agreement (as hereinafter defined) has been terminated, the Participants believe that the principal reason for the adoption of the Poison Pill no longer exists and therefore the Poison Pill should not be extended. The Participants believe the original Poison Pill was much broader than other shareholder rights plans because it contained ambiguous language which could be triggered upon shareholders "acting in concert", which could interfere with communication between Shareholders.  The Icahn Participants had multiple communications with the Company regarding the Poison Pill wherein the Icahn Participants voiced their general opposition to the Poison Pill and noted their belief that an "acting in concert" provision may be unenforceable under Delaware law.  While the Company did provide some clarifications regarding the intended application and scope of the Poison Pill, the Icahn Participants believed that ambiguity remained and therefore were compelled to threaten litigation to protect the rights of all stockholders.  The Company only amended the Poison Pill to remove the language in question after that lawsuit was threatened. The Company's actions are even more troubling in light of the Company's stated intent to conduct a review of strategic transactions available to the Company. Given the recent experience with the Bonanza Creek acquisition – which was met with such overwhelming opposition from Shareholders that it was terminated before even being put to a Shareholder vote – the Participants have no confidence that the current Board can run an effective strategic transaction process. The Participants intend to vote, and recommend that you vote, "AGAINST" this proposal.

A more detailed summary of the Poison Pill is contained in the Company's Proxy Statement. While the Participants have no knowledge, based on publicly available information, that the information contained in the Company's Proxy Statement regarding the Poison Pill is inaccurate, the Participants are not in a position to verify such information.

PROPOSAL 3 –	RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

According to SandRidge's Proxy Statement, the Company will also solicit proxies with respect to a proposal for Shareholders to ratify the appointment of PricewaterhouseCoopers LLP to audit the financial statements of the Company for the fiscal year ending December 31, 2018. Please refer to SandRidge's Proxy Statement for a discussion of such proposal. The Participants intend to vote, and recommend that you vote, "FOR" this proposal.

PROPOSAL 4 –	ADVISORY VOTE ON COMPENSATION OF NAMED EXECUTIVE OFFICERS

According to SandRidge's Proxy Statement, the Company will also solicit proxies with respect to a proposal for the Shareholders to approve, on an advisory basis, the compensation of the Named Executive Officers, as disclosed in SandRidge's Proxy Statement pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the 2017 Summary Compensation Table and the tabular disclosure regarding such compensation and the accompanying narrative disclosure. Please refer to the SandRidge's Proxy Statement for a discussion of such proposal. The Participants believe that compensation of the Named Executive Officers is significantly disproportionate to the size and scale of the Company and its operations and compensation paid to executives of peer companies. SandRidge's former chief executive officer's base salary for 2017, after the Company emerged from bankruptcy (which bankruptcy filing occurred under the former chief executive officer's leadership), exceeded the 90th percentile of SandRidge's peer group companies. In addition, the Board made the determination to terminate the former CEO without cause (which resulted in a severance payment obligation) and did so during the two-year period following the Company's emergence from bankruptcy, which resulted in substantially larger "change in control" severance obligation than would have been payable had the Board delayed the termination a matter of months. These decisions resulted in substantial loss of value to the shareholders. The Participants intend to vote, and recommend that you vote, "AGAINST" this proposal.

OTHER PROPOSALS

The Participants and their affiliates know of no other business to be presented at the Annual Meeting. If any other matters should properly come before the Annual Meeting, it is intended that the persons named on the enclosed GOLD proxy card will vote that proxy on such other matters in accordance with their judgment.

VOTING PROCEDURES

According to SandRidge's Proxy Statement, SandRidge's Restated Certificate of Incorporation, the Bylaws and applicable law, holders of shares of Common Stock, at the close of business on the Record Date are entitled to notice of, and to vote at, the Annual Meeting. Each share of Common Stock outstanding on the Record Date is entitled to one vote on each matter presented at the Annual Meeting.

According to SandRidge's Proxy Statement and the Bylaws, because the election of directors to the Board at the Annual Meeting is a contested election (as defined in Section 2.11 of the Bylaws), the 7 nominees who receive the greatest number of "FOR" votes will be elected to the Board. Consequently, any shares of Common Stock not voted (whether by abstention, broker non-vote or otherwise) have no impact in the election of directors.

A quorum must be present, in person or by proxy, in order for the Company to hold the Annual Meeting. A quorum is the presence at the Annual Meeting, in person or by proxy, of the holders of a majority of the outstanding shares of our common stock as of the Record Date. If you submit a valid proxy card, vote by telephone or the Internet, or attend the Annual Meeting and vote in person, your shares will be counted as present to determine whether there is a quorum. Abstentions and broker non-votes (as described below) will be counted for purposes of establishing a quorum.
BROKER NON-VOTES
If you own your shares in "street name" and you do not provide voting instructions to your bank, broker, trustee or other nominee holding shares of common stock for you, your shares of common stock will not be voted with respect to any proposal for which the stockholder of record does not have discretionary authority to vote. If a proposal is determined to be routine, your bank, broker, trustee or other nominee is permitted to vote on the proposal without receiving voting instructions from you. If a proposal is determined to be non-routine, your bank, broker, trustee or other nominee is not permitted to vote on the proposal without receiving voting instructions from you. A "broker non-vote" occurs when a bank, broker, trustee or other nominee holding shares for a beneficial owner returns a valid proxy, but does not vote on a particular proposal because it does not have discretionary authority to vote on the matter and has not received voting instructions from the stockholder for whom it is holding shares

New York Stock Exchange rules determine whether a proposal is routine or not routine. Of the proposals to be presented at the Annual Meeting, only the vote for the ratification of the Company's independent auditors could, under certain circumstances, be considered routine. However, this proposal would only be considered routine if you do not receive proxy materials from the Participants. As we expect that you will receive the Participants' proxy materials, and as stated in the Company's Proxy Statement, we expect that all proposals presented at the Annual Meeting will be considered "non-routine matters" and brokers do not have discretionary authority to vote your shares of Common Stock on "non-routine matters." Therefore, unless you provide specific voting instructions to your broker, your broker will not have discretionary authority to vote your shares of Common Stock for any of the proposals at the Annual Meeting and your shares of Common Stock will not be voted. If your shares of Common Stock are held in street name, your broker or nominee should have enclosed a voting instruction card with this Proxy Statement. We strongly encourage you to vote your shares of Common Stock by following the instructions provided on the voting instruction card.

UNLESS YOU PROVIDE VOTING INSTRUCTIONS TO THE BROKER HOLDING YOUR SHARES ON YOUR BEHALF, THE BROKER WILL NOT HAVE DISCRETIONARY AUTHORITY TO VOTE YOUR SHARES FOR ANY OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT, INCLUDING FOR THE ELECTION OF DIRECTORS.

According to SandRidge's Proxy Statement and applicable law, the Shareholder vote on Proposal 2 – RATIFICATION AND EXTENSION OF THE POISON PILL – requires the affirmative vote of a majority of the shares present in person or represented by proxy at the Annual Meeting and to entitled to vote on the matter. Abstentions will therefore have the same effect as a vote against the proposal. Broker non-votes will have no effect on this proposal.

According to SandRidge's Proxy Statement and applicable law, the Shareholder vote on Proposal 3 – RATIFICATION OF THE APPOINTMENT OF THE INDEPENDENT REGISTERED ACCOUNTING FIRM – requires the affirmative vote of a majority of the shares present in person or by proxy at the Annual Meeting and entitled to vote on the matter. Abstentions will therefore have the same effect as a vote against the proposal. Broker non-votes will have no effect on this proposal.

According to SandRidge's Proxy Statement and applicable law, the Shareholder vote on Proposal 4 – ADVISORY VOTE ON COMPENSATION OF NAMED EXECUTIVE OFFICERS – is advisory and will not be binding on the Board. However, in order to be approved on an advisory basis, this proposal must receive the "FOR" vote of a majority of the shares present in person or by proxy at the Annual Meeting and entitled to vote on the matter. Abstentions will therefore have the same effect as a vote against the proposal. Broker non-votes will have no effect on this proposal.

As explained in the detailed instructions on your GOLD proxy card, there are four ways you may vote. You may:

1.	Sign, date and return the enclosed GOLD proxy card in the enclosed postage-paid envelope. We recommend that you vote on the GOLD proxy card even if you plan to attend the Annual Meeting;
2.	If your shares are held for you by your broker, bank or other holder of record, sign, date and return the enclosed GOLD voting instruction form in the enclosed postage-paid envelope;
3.	If your shares are held for you by your broker, bank or other holder of record, vote via the Internet by following the voting instructions provided by your broker, bank or other holder of record;
4.	If your shares are held for you by your broker, bank or other holder of record, vote by telephone by following the voting instructions provided by your broker, bank or other holder of record;
5.
If your shares are held for you by your broker, bank or other holder of record, instruct your broker or bank to vote your shares on the GOLD proxy card by completing, signing, dating and returning your GOLD voting instruction form to your broker, bank or other holder of record; or

6
Vote in person by attending the Annual Meeting. Written ballots will be distributed to Shareholders who wish to vote in person at the Annual Meeting. If you hold your shares of Common Stock through a bank, broker or other custodian, you must obtain a legal proxy from such custodian in order to vote in person at the meeting.

Whether or not you are able to attend the Annual Meeting, you are urged to complete the enclosed GOLD proxy and return it in the enclosed self-addressed, prepaid envelope. All valid proxies received prior to the meeting will be voted. If you specify a choice with respect to any item by marking the appropriate box on the proxy, the shares of Common Stock will be voted in accordance with that specification. IF NO SPECIFICATION IS MADE, THE SHARES OF COMMON STOCK WILL BE VOTED (I) FOR JONATHAN FRATES FOR DIRECTOR; (II) FOR NICHOLAS GRAZIANO FOR DIRECTOR; (III) FOR JOHN "JACK" LIPINSKI FOR DIRECTOR; (IV) FOR BOB G. ALEXANDER FOR DIRECTOR; (V) FOR RANDOLPH READ FOR DIRECTOR; (VI) FOR JONATHAN CHRISTODORO FOR DIRECTOR; (VII) FOR NANCY DUNLAP FOR DIRECTOR; (VIII) AGAINST RATIFICATION AND EXTENSION OF THE POISON PILL; (IX) FOR THE RATIFICATION OF THE APPOINTMENT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM; (X) AGAINST THE ADVISORY VOTE ON EXECUTIVE COMPENSATION; AND (XI) IN THE PROXY HOLDERS' DISCRETION AS TO OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL MEETING.

If you have any questions or require any assistance in executing your proxy, please call:

Harkins Kovler, LLC
Shareholders call toll-free: +1 (844) 218-8384
Banks and Brokerage Firms call: +1 (212) 468-5380
Email: sd@harkinskovler.com

PROXY PROCEDURES

IN ORDER TO SUPPORT THE NOMINEES AND VOTE AS RECOMMENDED BY THE PARTICIPANTS AT THE ANNUAL MEETING, PLEASE MARK, SIGN, DATE AND RETURN THE ENCLOSED GOLD PROXY CARD IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE.

The accompanying GOLD proxy card will be voted at the Annual Meeting in accordance with your instructions on such card.

Only holders of record as of the close of business on the Record Date will be entitled to vote. If you were a Shareholder of record on the Record Date, you will retain your voting rights at the Annual Meeting even if you sell such shares of Common Stock after the Record Date. Accordingly, it is important that you vote the shares of Common Stock held by you on the Record Date, or grant a proxy to vote such shares of Common Stock on the GOLD proxy card, even if you sell such shares of Common Stock after the Record Date.

IF YOUR SHARES OF COMMON STOCK ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK, BANK NOMINEE OR OTHER INSTITUTION ON THE RECORD DATE, ONLY IT CAN VOTE SUCH SHARES OF COMMON STOCK AND ONLY UPON RECEIPT OF YOUR SPECIFIC INSTRUCTIONS. ACCORDINGLY, IF YOU WISH TO SUPPORT THE NOMINEES AND VOTE AS RECOMMENDED BY THE PARTICIPANTS AT THE ANNUAL MEETING PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND INSTRUCT THAT PERSON TO EXECUTE ON YOUR BEHALF THE GOLD PROXY CARD AS SOON AS POSSIBLE.

REVOCATION OF PROXIES
Any Shareholder of record may revoke or change his or her proxy instructions at any time prior to the vote at the Annual Meeting by:

•	submitting a properly executed, subsequently dated GOLD proxy card that will revoke all prior proxy cards, including any white proxy cards which you may have submitted to SandRidge;
•	submitting a properly executed, subsequently dated white proxy card that will revoke all prior proxy cards, including any GOLD proxy cards which you may have submitted to SandRidge;
•
if your shares are held for you by your broker or bank, instructing your broker or bank to vote your shares on the GOLD proxy card by completing, signing, dating and returning your GOLD voting instruction form to your broker or bank, which will revoke all prior voting instructions;

•	attending the Annual Meeting and withdrawing his or her proxy by voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy); or

•	delivering written notice of revocation either to us c/o Harkins Kovler, LLC, 1 Rockefeller Plaza, 10th Floor, New York, NY 10020, or to the Secretary of SandRidge.
Although a revocation is effective if delivered to SandRidge, we request that either the original or a copy of any revocation be mailed to us c/o Harkins Kovler, LLC, 1 Rockefeller Plaza, 10th Floor, New York, NY 10020 , so that we will be aware of all revocations.
IF YOU PREVIOUSLY SIGNED AND RETURNED A WHITE PROXY CARD TO SANDRIDGE, WE URGE YOU TO REVOKE IT BY (1) MARKING, SIGNING, DATING AND RETURNING THE GOLD PROXY CARD, (2) ATTENDING THE ANNUAL MEETING AND VOTING IN PERSON OR (3) DELIVERING A WRITTEN NOTICE OF REVOCATION TO US OR TO THE SECRETARY OF THE COMPANY.

COST AND METHOD OF SOLICITATION

Solicitation of proxies will be made by Mr. Icahn, Mr. Frates, Mr. Graziano, Mr. Lipinski, Mr. Alexander, Mr. Read, Mr. Christodoro, Ms. Dunlap, and certain employees of Icahn Enterprises.

Icahn Capital has retained Harkins Kovler, LLC ("Harkins Kovler") to conduct the solicitation, for which Harkins Kovler is to receive a fee of up to $115,000. Icahn Capital has agreed to indemnify Harkins Kovler against certain liabilities and expenses, including certain liabilities under the federal securities laws. Proxies may be solicited by mail, courier services, Internet, advertising, telephone or telecopier or in person. It is anticipated that Harkins Kovler will employ up to 20 persons to solicit proxies from SandRidge's Shareholders for the Annual Meeting. The total expenditures in furtherance of, or in connection with, the solicitation of proxies is approximately $________ to date, and is estimated to be approximately $________ in total.

The Icahn Parties will pay all costs associated with this solicitation. The Icahn Parties do not intend to seek reimbursement for the costs and expenses associated with the proxy solicitation in the event that any of the Nominees are elected to the Board of Directors of SandRidge.

ADDITIONAL INFORMATION.

Some banks, brokers and other nominee record holders may be participating in the practice of "householding" proxy statements and annual reports. This means that only one copy of this proxy statement may have been sent to multiple Shareholders in your household. We will promptly deliver a separate copy of the document to you if you write or call our proxy solicitor, Harkins Kovler, LLC, 1 Rockefeller Plaza, 10th Floor, New York, NY 10020. Shareholders may call toll-free at +1 (844) 218-8384. If you want to receive separate copies of our proxy materials in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact our proxy solicitor at the above address and phone number.

This proxy statement is dated [ ], 2018. You should not assume that the information contained in this proxy statement is accurate as of any date other than such date, and the mailing of this proxy statement to Shareholders shall not create any implication to the contrary.

You are advised to read this proxy statement and other relevant documents when they become available because they will contain important information. You may obtain a free copy of this proxy statement and other relevant documents that we file with the SEC at the SEC's website at www.sec.gov or by contacting Harkins Kovler, LLC at the address and phone number indicated above.

INCORPORATION BY REFERENCE

We have omitted from this Proxy Statement certain disclosure required by applicable law that is included in SandRidge's Proxy Statement based on reliance on Rule 14a-5(c). This disclosure includes, among other things, certain information regarding the securities of SandRidge held by SandRidge's directors, management and 5% Shareholders, information concerning executive compensation, information concerning the date and procedures by which proposals of security holders intended to be presented at the next annual meeting of Shareholders of SandRidge must be submitted for inclusion in the Company's proxy statement and form of proxy for that meeting and other important information. The information concerning the Company and the proposals in SandRidge's Proxy Statement contained in this Proxy Statement has been taken from, or is based upon, publicly available documents on file with the SEC and other publicly available information. Although we have no knowledge that would indicate that statements relating to the Company contained in this Proxy Statement, in reliance upon publicly available information, are inaccurate or incomplete, to date we have not had access to the books and records of the Company, were not involved in the preparation of such information and statements and are not in a position to verify such information and statements. All information relating to any person other than the Participants is given only to the knowledge of the Participants.

Date: [_______] [___], 2018

CARL C. ICAHN
ICAHN PARTNERS LP
ICAHN PARTNERS MASTER FUND LP
ICAHN ENTERPRISES G.P. INC.
ICAHN ENTERPRISES HOLDINGS L.P.
IPH GP LLC
ICAHN CAPITAL L.P.
ICAHN ONSHORE LP
ICAHN OFFSHORE LP
BECKTON CORP.
HIGH RIVER LIMITED PARTNERSHIP
HOPPER INVESTMENTS LLC
BARBERRY CORP.
JONATHAN FRATES
NICHOLAS GRAZIANO
JOHN "JACK" LIPINSKI
BOB G. ALEXANDER
RANDOLPH C. READ
JONATHAN CHRISTODORO
 NANCY DUNLAP

26

ANNEX A

SECURITY OWNERSHIP OF THE PARTICIPANTS

(1) Title of Class	(2) Name of Beneficial Owner[1]	(3) Amount of Beneficial Ownership	(4) Percent of Class[2]
Common Stock, $0.001 par value ("Shares")	High River	963,767	2.72%
Shares	Icahn Partners	2,287,095	6.46%
Shares	Icahn Master	1,567,970	4.43%

1 Please note that each stockholder listed in this table is the direct beneficial owner of the Shares set forth under the heading "(3) Amount of Beneficial Ownership" and that indirect beneficial ownership of Shares is described below in the text of this Annex A under the heading "Description of Beneficial Ownership and Beneficial Owners."
2 Please note that percentages of ownership set forth in this column were calculated based on the 35,402,981 Shares stated to be outstanding as of April 20, 2018 in SandRidge's Proxy Statement, filed with the Securities and Exchange Commission on May 10, 2018.

Description of Beneficial Ownership and Beneficial Owners

Barberry Corp., a Delaware corporation ("Barberry"), is the sole member of Hopper Investments LLC, a Delaware limited liability company ("Hopper"), which is the general partner of High River. Beckton Corp., a Delaware corporation ("Beckton") is the sole shareholder of Icahn Enterprises G.P. Inc., a Delaware corporation ("Icahn Enterprises GP"), which is the general partner of Icahn Enterprises Holdings L.P., a Delaware limited partnership ("Icahn Holdings"). Icahn Holdings is the sole member of IPH GP LLC, a Delaware limited liability company ("IPH"), which is the general partner of Icahn Capital L.P., a Delaware limited partnership ("Icahn Capital"). Icahn Capital is the general partner of each of Icahn Onshore LP, a Delaware limited partnership ("Icahn Onshore") and Icahn Offshore LP, a Delaware limited partnership ("Icahn Offshore"). Icahn Onshore is the general partner of Icahn Partners. Icahn Offshore is the general partner of Icahn Master. Each of Barberry and Beckton is 100 percent owned by Carl C. Icahn ("Mr. Icahn," and collectively with Barberry, Hopper, Beckton, Icahn Enterprises GP, Icahn Holdings, IPH, Icahn Capital, Icahn Onshore, Icahn Offshore, the "Icahn Beneficial Owners" and each of them an "Icahn Beneficial Owner"). As such, Mr. Icahn is in a position indirectly to determine the investment and voting decisions made by each of the Icahn Parties. In addition, Mr. Icahn is the indirect holder of approximately 91.0% of the outstanding depositary units representing limited partnership interests in Icahn Enterprises L.P. ("Icahn Enterprises"). Icahn Enterprises GP is the general partner of Icahn Enterprises, which is the sole limited partner of Icahn Holdings.

The principal business address of each of (i) Icahn Offshore, Icahn Onshore, Icahn Capital, IPH, Icahn Holdings, Icahn Enterprises GP and Beckton is White Plains Plaza, 445 Hamilton Avenue - Suite 1210, White Plains, NY 10601 and (ii) Mr. Icahn, Barberry and Hopper is c/o Icahn Capital LP, 767 Fifth Avenue, 47th Floor, New York, NY 10153.

Barberry is primarily engaged in the business of serving as the sole member of Hopper and investing in securities. Hopper is primarily engaged in the business of serving as the general partner of High River and investing in securities. Icahn Offshore is primarily engaged in the business of serving as the general partner of Icahn Master. Icahn Onshore is primarily engaged in the business of serving as the general partner of Icahn Partners. Icahn Capital is primarily engaged in the business of serving as the general partner of each of Icahn Offshore and Icahn Onshore. IPH is primarily engaged in the business of serving as the general partner of Icahn Capital. Icahn Holdings is primarily engaged in the business of holding direct or indirect interests in various operating businesses. Icahn Enterprises GP is primarily engaged in the business of serving as the general partner of each of Icahn Enterprises L.P. and Icahn Holdings. Beckton is primarily engaged in the business of holding the capital stock of Icahn Enterprises GP. Mr. Carl C. Icahn is primarily engaged in serving as (i) Chief Executive Officer of Icahn Capital LP, a wholly owned subsidiary of Icahn Enterprises L.P., through which Mr. Icahn manages various private investment funds, including Icahn Partners and Icahn Master, (ii) Chairman of the Board of Icahn Enterprises GP, the general partner of Icahn Enterprises L.P., a Nasdaq listed diversified holding company engaged in a variety of businesses, including investment, automotive, energy, gaming, railcar, food packaging, metals, mining, real estate and home fashion, and (iii) Chairman of the Board and a director of Starfire Holding Corporation ("Starfire"), a holding company engaged in the business of investing in and/or holding securities of various entities, and as Chairman of the Board and a director of various of Starfire's subsidiaries.

The Icahn Parties are deemed to beneficially own, in the aggregate, 4,818,832 shares of Common Stock, representing approximately 13.61% of the Corporation's outstanding shares of Common Stock (based upon the 35,402,981 shares of Common Stock stated to be outstanding as of April 20, 2018 by the Corporation in SandRidge's Proxy Statement).
High River has sole voting power and sole dispositive power with regard to 963,767 Shares. Each of Hopper, Barberry and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 2,287,095 Shares. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 1,567,970 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River, may be deemed to indirectly beneficially own the Shares which High River directly beneficially owns. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners, may be deemed to indirectly beneficially own the Shares which Icahn Partners directly beneficially owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Master, may be deemed to indirectly beneficially own the Shares which Icahn Master directly beneficially owns.

Two Year Summary Table:
The following table indicates the date of each purchase and sale of Shares by the Participants within the past two years, and the number of Shares in each such purchase and sale.

Name	Date	Shares Purchased (Sold)
High River	10/18/2017	97,859
High River	10/19/2017	99,000
High River	11/06/2017	33,883
High River	11/14/2017	120,000
High River	11/15/2017	144,699
High River	11/16/2017	131,477
High River	11/17/2017	85,400
High River	11/20/2017	173,837
High River	11/21/2017	36,739
High River	11/22/2017	4,067
High River	11/22/2017	36,806

Icahn Partners	10/18/2017	232,199
Icahn Partners	10/19/2017	234,908
Icahn Partners	11/06/2017	80,463
Icahn Partners	11/14/2017	284,770
Icahn Partners	11/15/2017	343,381
Icahn Partners	11/16/2017	312,006
Icahn Partners	11/17/2017	202,661
Icahn Partners	11/20/2017	412,529
Icahn Partners	11/21/2017	87,183
Icahn Partners	11/22/2017	9,650
Icahn Partners	11/22/2017	87,345

Icahn Master	10/18/2017	159,236
Icahn Master	10/19/2017	161,092
Icahn Master	11/06/2017	55,071
Icahn Master	11/14/2017	195,230
Icahn Master	11/15/2017	235,414
Icahn Master	11/16/2017	213,902
Icahn Master	11/17/2017	138,939
Icahn Master	11/20/2017	282,818
Icahn Master	11/21/2017	59,772
Icahn Master	11/22/2017	6,616
Icahn Master	11/22/2017	59,880

Shares purchased by each of the Icahn Parties are maintained in margin accounts that include positions in securities in addition to the Shares. As of May 10, 2018, there was no indebtedness in any of those accounts.

ANNEX B

-ICAHN CAPITAL LP

___________, 2018

To the undersigned potential nominee:

This will confirm our understanding as follows:

You agree that you are willing, should we so elect, to become a member of a slate of nominees (the "Slate") to stand for election as a director of SandRidge Energy, Inc. ("SandRidge") in connection with a proxy contest with management of SandRidge in respect of the election of directors of SandRidge at the 2018 Annual Meeting of Stockholders of SandRidge (the "Annual Meeting"), expected to be held in or around June 2018, or a special meeting of stockholders of SandRidge called for a similar purpose (the "Proxy Contest").

Icahn Capital LP ("Icahn") agrees to pay the costs of the Proxy Contest.

In addition, upon public disclosure of your agreement to be nominated for election at the Annual Meeting, you will be entitled to be paid $10,000 by us, unless you are elected to serve as a director of SandRidge at the Annual Meeting or in connection with a settlement of the Proxy Contest by Icahn and SandRidge, in which case you will become entitled to receive from SandRidge the same compensation paid to all other non-employee directors and will not receive any payment from us in connection with the Proxy Contest. Payment to you pursuant to this paragraph, if any, will be made by us, subject to the terms hereof, upon the earliest of (i) the certification of the results of the election in respect of the Proxy Contest, (ii) the settlement of the Proxy Contest by us and SandRidge, or (iii) the withdrawal of the Proxy Contest by us, in each case following public disclosure of your agreement to be nominated for election at the Annual Meeting.

You understand that it may be difficult, if not impossible, to replace nominees who, such as yourself, have agreed to serve on the Slate and later change their minds and determine not to seek election. Accordingly, the Slate is relying upon your agreement to seek election. In that connection, you are being supplied with a questionnaire (the "Questionnaire") in which you will provide Icahn with information necessary for Icahn to make appropriate disclosure both to SandRidge and for use in creating the proxy material to be sent to stockholders of SandRidge and to be filed with the Securities and Exchange Commission. You have agreed that (i) you will immediately complete and sign the Questionnaire and return it to Mr. Louie Pastor, Deputy General Counsel, Icahn Enterprises L.P., 767 Fifth Avenue, Suite 4700, New York, NY 10153, Tel: (212) 702-4361, Email: LPastor@sfire.com, and (ii) your responses to the questions contained in the Questionnaire will be true and correct in all respects. In addition, you have agreed that, concurrently with your execution of this letter, you will execute the instruments we have supplied you (1) consenting to being nominated by Icahn, or an affiliate thereof, for election as a director of SandRidge and, if elected, consenting to serving as a director of SandRidge, and (2) representing and agreeing that (A) you are not and will not become a party to (i) any agreement, arrangement or understanding with, and have not given any commitment or assurance to, any person or entity as to how you, if elected as a director of SandRidge, will act or vote on any issue or question (a "Voting Commitment") that has not been disclosed to SandRidge or (ii) any Voting Commitment that could limit or interfere with your ability to comply, if elected as a director of SandRidge, with your fiduciary duties under applicable law, (B) you are not and will not become a party to any agreement, arrangement or understanding with any person or entity other than SandRidge with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director of SandRidge that has not been disclosed, and (C) in your individual capacity and on behalf of any person or entity on whose behalf your nomination is being made, you would be in compliance, if elected as a director of SandRidge, and will comply, with all applicable publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of SandRidge. Upon being notified that we have chosen you, we may forward those instruments and your completed Questionnaire to SandRidge.

Icahn hereby agrees that, so long as you actually serve on the Slate, Icahn will defend, indemnify and hold you harmless from and against any and all losses, damages, penalties, judgments, awards, liabilities, costs, expenses and disbursements (including, without limitation, reasonable attorneys' fees, costs, expenses and disbursements) incurred by you in the event that (i) you become a party, or are threatened to be made a party, to any civil, criminal, administrative or arbitrative action, suit or proceeding, and any appeal thereof relating solely to your role as a nominee for director of SandRidge on the Slate (a "Proceeding") or (ii) you are called to testify or give a deposition in any Proceeding (whether or not you are a party or are threatened to be made a party to such Proceeding), including, in each case, the advancement to you of all reasonable attorneys' costs and expenses incurred by you in connection with any Proceeding. Your right of indemnification hereunder shall continue (i) in the event that Icahn determines to withdraw the Slate or remove you from the Slate and (ii) after the election has taken place but only for events which occur prior to such election and subsequent to the date hereof. Anything to the contrary herein notwithstanding, Icahn is not defending, indemnifying or holding you harmless for any action taken by you or on your behalf which occurs prior to the date hereof or subsequent to the Annual Meeting or such earlier time as you are no longer a nominee of the Slate for election to SandRidge's Board of Directors or for any actions taken by you as a director of SandRidge, if you are elected or appointed. Nothing herein shall be construed to provide you a defense, indemnity or the right to be held harmless: (i) in the event you are found to have engaged in a violation of any provision of state or federal law in connection with the Proxy Contest unless you demonstrate that your action was taken in good faith and in a manner you reasonably believed to be in or not opposed to the best interests of electing the Slate; or (ii) if you acted in a manner which constitutes gross negligence or willful misconduct. In the event that you shall make any claim for defense, indemnification or being held harmless hereunder, you shall promptly notify Icahn in the event of any third-party claims actually made against you or known by you to be threatened. In addition, with respect to any such claim, Icahn shall be entitled to control your defense with counsel chosen by Icahn. Icahn shall not be responsible for any settlement of any claim against you covered by this indemnity without its prior written consent. However, Icahn may not enter into any settlement of any such claim without your consent unless such settlement includes a release of you from any and all liability in respect of such claim.

Each of us recognizes that should you be elected to the Board of Directors of SandRidge all of your activities and decisions as a director will be governed by applicable law and subject to your fiduciary duty to the stockholders of SandRidge and, as a result, that there is, and can be, no agreement between you and Icahn which governs the decisions which you will make as a director of SandRidge.

Should the foregoing agree with your understanding, please so indicate in the space provided below, whereupon this letter will become a binding agreement between us.

Very truly yours,

ICAHN CAPITAL LP

By: __________________________
       Name: Keith Cozza
       Title: Chief Operating Officer

Agreed to and Accepted as
of the date first above written:

__________________________
Name:

[Icahn Nominee Letter – SandRidge Energy, Inc.]

[PRELIMINARY PROXY CARD, SUBJECT TO COMPLETION]

IMPORTANT

If you have already submitted a white proxy card to SandRidge for the Annual Meeting, you may change your vote to a vote FOR the election of the Nominees, AGAINST the ratification and extension of the Poison Pill and AGAINST the advisory vote on executive compensation by marking, signing, dating and returning the enclosed GOLD proxy card for the Annual Meeting, which must be dated after any proxy you may have submitted to SandRidge.

ONLY YOUR LATEST DATED PROXY FOR THE ANNUAL MEETING WILL COUNT AT THE ANNUAL MEETING.

If you have any questions or require any assistance in executing your proxy, please call:

Harkins Kovler, LLC
Shareholders call toll-free: +1 (844) 218-8384
Banks and Brokerage Firms call: +1 (212) 468-5380
Email: sd@harkinskovler.com

[PRELIMINARY PROXY CARD, SUBJECT TO COMPLETION]

SANDRIDGE ENERGY, INC.
ANNUAL MEETING OF SHAREHOLDERS
JUNE 19, 2018

GOLD PROXY CARD	GOLD PROXY CARD

This proxy is solicited by:

MR. CARL C. ICAHN, ICAHN PARTNERS LP, ICAHN PARTNERS MASTER FUND LP, ICAHN ENTERPRISES G.P. INC., ICAHN ENTERPRISES HOLDINGS L.P., IPH GP LLC, ICAHN CAPITAL L.P., ICAHN ONSHORE LP, ICAHN OFFSHORE LP, BECKTON CORP., HIGH RIVER LIMITED PARTNERSHIP, HOPPER INVESTMENTS LLC, BARBERRY CORP., MR. FRATES, MR. GRAZIANO, MR. LIPINSKI, MR. ALEXANDER, MR. READ, MR. CHRISTODORO AND MS. DUNLAP (THE "PARTICIPANTS")

DETACH BELOW AND RETURN USING THE ENVELOPE PROVIDED

Detach Here

[PRELIMINARY PROXY CARD, SUBJECT TO COMPLETION]

SANDRIDGE ENERGY, INC.
ANNUAL MEETING OF SHAREHOLDERS
JUNE 19, 2018

GOLD PROXY CARD	GOLD PROXY CARD

This proxy is solicited by:

MR. CARL C. ICAHN, ICAHN PARTNERS LP, ICAHN PARTNERS MASTER FUND LP, ICAHN ENTERPRISES G.P. INC., ICAHN ENTERPRISES HOLDINGS L.P., IPH GP LLC, ICAHN CAPITAL L.P., ICAHN ONSHORE LP, ICAHN OFFSHORE LP, BECKTON CORP., HIGH RIVER LIMITED PARTNERSHIP, HOPPER INVESTMENTS LLC, BARBERRY CORP., MR. FRATES, MR. GRAZIANO, MR. LIPINSKI, MR. ALEXANDER, MR. READ, MR. CHRISTODORO AND MS. DUNLAP (THE "PARTICIPANTS")

The undersigned hereby appoints and constitutes each of Louis J. Pastor and Jesse Lynn, (acting alone or together) as proxies, with full power of substitution in each, to represent the undersigned at the Annual Meeting of Shareholders of SandRidge Energy, Inc. ("SandRidge") to be held on June 19, 2018 at 9:00 a.m. Central Time at 123 Robert S. Kerr Avenue, Oklahoma City, Oklahoma, 73102, and at any adjournment or postponement or continuations thereof (the "Annual Meeting"), hereby revoking any proxies previously given, to vote all shares of Common Stock of SandRidge held or owned by the undersigned as directed below, and in their discretion upon such other matters as may come before the meeting (provided, however, that the persons named above will be permitted to use such discretionary authority only for matters which they do not know, a reasonable time before the solicitation, are to be presented at the meeting).

IF NO DIRECTION IS MADE, THE PERSONS NAMED IN THIS GOLD PROXY CARD WILL VOTE YOUR SHARES: (I) FOR MR. JONATHAN FRATES FOR DIRECTOR; (II) FOR MR. NICHOLAS GRAZIANO FOR DIRECTOR; (III) FOR MR. JOHN "JACK" LIPINSKI FOR DIRECTOR; (IV) FOR MR. BOB G. ALEXANDER FOR DIRECTOR; (V) FOR MR. RANDOLPH C. READ FOR DIRECTOR; (VI) FOR MR. CHRISTODORO FOR DIRECTOR; (VII) FOR MS. DUNLAP FOR DIRECTOR; (VIII) AGAINST RATIFICATION AND EXTENSION OF THE POISON PILL; (IX) FOR THE RATIFICATION OF THE APPOINTMENT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM; (X) AGAINST THE ADVISORY VOTE ON EXECUTIVE COMPENSATION; AND (XI) IN THE PROXY HOLDERS' DISCRETION AS TO OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL MEETING.

The Proxy Statement, as well as other proxy materials distributed by the Participants, are available free of charge by email request at sd@harkinskovler.com.

SIGN, DATE AND MAIL YOUR PROXY TODAY
(CONTINUED AND TO BE SIGNED ON THE REVERSE SIDE.)

PLEASE DATE, MARK, SIGN AND RETURN THIS PROXY PROMPTLY.
 [PRELIMINARY PROXY CARD, SUBJECT TO COMPLETION]

[X] PLEASE MARK VOTES AS IN THIS EXAMPLE.

THE PARTICIPANTS RECOMMEND A VOTE "FOR" THE ELECTION OF THE NOMINEES LISTED IN PROPOSAL 1 BELOW.

1.	Election of directors -- Nominees:	[ ]	[ ]	[ ]
	(01) Mr. Jonathan Frates	FOR ALL	WITHHOLD	FOR ALL
	(02) Mr. Nicholas Graziano	NOMINEES	FROM ALL	EXCEPT
	(03) Mr. John "Jack" Lipinski		NOMINEES
(04) Mr. Bob G. Alexander
(05) Mr. Randolph C. Read
(06) Mr. Jonathan Christodoro
(07) Ms. Nancy Dunlap

You should refer to the proxy statement and form of proxy distributed by SandRidge for the names, background, qualifications and other information concerning the SandRidge nominees.

NOTE: IF YOU DO NOT WISH YOUR SHARES VOTED "FOR" A PARTICULAR NOMINEE, MARK THE "FOR ALL EXCEPT" BOX AND WRITE THE NAME(S) OF THE NOMINEE(S) YOU DO NOT SUPPORT ON THE LINE BELOW. YOUR SHARES WILL BE THEN VOTED FOR THE REMAINING NOMINEE(S).
_______________________________________________________________________________

THE PARTICIPANTS RECOMMEND A VOTE "AGAINST" IN PROPOSAL 2 BELOW; "FOR" IN PROPOSAL 3 BELOW, AND "AGAINST" IN PROPOSAL 4 BELOW.

2.	Ratification and extension of the Poison Pill.	[ ] FOR	[ ] AGAINST	[ ] ABSTAIN
3.	Ratification of the selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for 2018.	[ ] FOR	[ ] AGAINST	[ ] ABSTAIN
4.	Approval, on an advisory basis, of the compensation of the Company's named executive officers.	[ ] FOR	[ ] AGAINST	[ ] ABSTAIN

Please be sure to sign and date this Proxy.

------------------------------------------------------------------------ ------------------
Signature(s) of Shareholder(s) Date

------------------------------------------------------------------------ ------------------
Signature(s) of Shareholder(s) Date

--------------------------------------------------------------------------------------------
Title, if any

Please sign exactly as your name(s) appear on this proxy. When Shares are held jointly, each holder should sign. When signing as Executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.